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SEC FILE NUMBER
8-38635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/21 (MM/DD/YY) AND ENDING 09/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Calton & Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2701 N. Rocky Point Dr., Ste. 1000
(No. and Street)

Tampa	FL	33607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fernando Fussa	813-264-0440	ffussa@calton.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Prida, Guida & Perez, P.A.
(Name – if individual, state last, first, and middle name)

1106 North Franklin Street	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

10/08/2019	33602
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fernando Fussa _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ca;ton & Associates, Inc. _____, as of 9/30 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MA CHRISTINA BUCHANAN
Notary Public-State of Florida
Commission # HH 119055
My Commission Expires
April 19, 2025

Signature: _____

Title: _____
CFO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALTON & ASSOCIATES, INC.

Financial Statement
September 30, 2022

TABLE OF CONTENTS



PRIDA, GUIDA & PEREZ, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Calton & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Calton & Associates, Inc. (the "Company") as of September 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Prida, Guida & Perez, P.A.
Tampa, Florida
December 19, 2022

We have served as Calton & Associate's auditor since 2019.

CALTON & ASSOCIATES, INC.
Statement of Financial Condition
As of September 30, 2022

ASSETS

Cash and cash equivalents	$	9,560,406
Receivables		
Clearing agents		601,216
Commissions and fees		1,508,440
Income tax		699,275
Registered representatives		68,698
Prepaid expenses		282,627
Property & equipment, net		42,925
Operating lease right-of-use assets		173,106
Intangible asset, net		148,750
Deferred tax asset, net		501,067
Deposits		325,585
Total Assets	$	13,912,095

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable	351,367
Accrued expenses	
Commissions and wages	3,955,613
Employee benefits	240,191
Other accrued expenses	2,750,581
Due to clearing agent	505
Operating lease liabilities	200,383
Total Liabilities	7,498,640

SHAREHOLDERS' EQUITY

Common stock	
Class A: Voting and participating stock, no par value, 37,500,000 shares authorized, 5,360,000 shares issued and outstanding	-
Class B: Voting and participating stock, no par value, 37,500,000 shares authorized, 0 shares issued and outstanding	-
Retained earnings	6,413,455
Total Shareholders' Equity	6,413,455
Total Liabilities and Shareholders' Equity	$ 13,912,095

Read the accompanying notes to the financial statement.

Note 1 – Organization and Nature of Business

Calton & Associates, Inc. (the "Company") is a fully disclosed registered securities broker-dealer, a member of the Financial Industry Regulatory Authority ("FINRA") and a Registered Investment Advisory firm with the Securities Exchange Commission. The Company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities, mutual funds, insurance products and investment advisory services through a national network of independent financial advisors.

The Company does not hold customer accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer. The Company does not hold any funds or securities for or owe money or securities to customers.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation – In accordance with generally accepted accounting principles ("GAAP"), the Company maintains its books on the accrual basis of accounting.

Cash and Cash Equivalents – The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts and restricted cash with original maturities of less than ninety days.

Receivables from Clearing Agents and Commissions and Fees – Receivables from clearing agents consists of commissions due from securities and other transactions placed through the clearing firms. Commission and fee receivables include commission receivables from mutual fund, insurance, and alternative investment product sponsors. Management considers these receivables as fully collectible and therefore no allowance for doubtful accounts has been established.

Receivables from Registered Representatives – The Company records receivables from registered representatives for advances, commission chargebacks, fees due and other items arising in the normal course of operations. Management considers these receivables as fully collectible and therefore no allowance for doubtful accounts has been established.

Property and Equipment - Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation for financial reporting purposes is computed on the straight–line basis using the estimated life of the asset, generally three to seven years. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Intangible Asset – The Company's intangible asset from the purchase of a client list is recorded at cost and amortized on a straight-line basis over five years.

Note 2 – Summary of Significant Accounting Policies (continued)

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes – The amount of current and deferred taxes or refundable taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years. Management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Revenue Recognition - The Company's primary customer-related revenue streams include securities commissions for trades placed at the clearing agents which are recorded on a trade-date basis and mutual fund, insurance, and alternative investment commissions which are also recognized on a trade-date basis. The Company also receives fees for investment advice and records this revenue over time as the performance obligation is satisfied. Additionally, the Company receives distribution fees from fund companies that may be paid up front, over time, or when the investor exits the fund. Fixed amounts are recognized on trade-date and variable amounts are recognized at the time market values and investor activities are known, usually monthly or quarterly, as performance obligations are satisfied.

Leases – The Company recognizes a lease liability and right-of-use asset on the statement of financial condition for the rights and obligations created by all qualifying leases with terms of more than twelve months at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments using the incremental borrowing rate based on the information available at the commencement date. The Company's incremental borrowing rate is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

Note 3 – Restricted Cash

At September 30, 2022, there is restricted cash of $1,228,707 held in an account with a clearing agent to collateralize securities trading and inventory accounts.

Note 4 – Property & Equipment

At September 30, 2022, property and equipment consists of the following:

	2022
Equipment	$ 87,837
Furniture	123,884
Total	211,721
Less: Accumulated Depreciation	(168,796)
	$ 42,925

Note 5 – Intangible Asset

At September 30, 2022, the intangible asset consists of the following:

	2022
Customer list	$ 425,000
Less: Accumulated Amortization	(276,250)
	$ 148,750

Note 6 – Profit Sharing and 401(k) Plan

The Company sponsors a qualified profit-sharing and 401(k) retirement plan that covers substantially all full-time employees. Profit sharing contributions totaling $145,890 represent the lesser of the maximum contribution allowed or up to 7% of participant compensation for 2022. 401(k) Safe Harbor contributions totaled $94,302 in 2022.

Note 7 – Income Taxes

The deferred tax asset consists of the following as of September 30, 2022:

Deferred tax assets		
Accrued liabilities	$	452,997
Operating leases		7,591
Intangible asset		51,253
		511,841
Deferred tax liability		
Property and equipment		(10,774)
		(10,774)
Deferred tax asset, net	$	501,067

The income tax provision differs from the expense that would result from applying statutory rates to income before income taxes primarily because of certain regulatory and tax expenses that are not deductible for income tax purposes.

Note 8 – Leases

The Company is obligated under two non-cancellable operating leases for the rental of office space. At September 30, 2022, future minimum lease payments for 2023 is $176,628.

The weighted average remaining lease term for the Company's operating leases is .65 years and the weighted average discount rate is 5%.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable expenses when incurred.

Note 9 - Contingent Liabilities

Loss contingencies – In the ordinary course of its business, the Company becomes involved in various legal proceedings including civil and class action lawsuits, regulatory examinations and investigations and other disputes. Significant damages or penalties may be sought from the Company in some matters, and some matters may require years for the Company to resolve. The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. The Company maintains errors and omissions insurance coverage for securities-related claims.

At September 30, 2022, The Company is party to various securities and non-securities related legal proceedings. Management has estimated that future legal expenses associated with these matters to be $1,627,756. Management cannot reasonably determine settlement expenses of these matters. Accordingly, the accompanying statement of financial condition reflects accrued legal expenses in the amount of $1,627,756 included in other accrued expenses.

Note 10 – Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is in business as an introducing broker-dealer. The Company's activities through the clearing broker-dealer may expose the Company to off-balance sheet risk in the event that customers or other third parties fail to satisfy their obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company maintains cash and cash equivalents in bank and securities accounts which, at times, may exceed federally insured limits. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

Note 11 – Net Capital Requirements

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2022, the Company had net capital of $4,296,672, representing an excess over required net capital of $3,808,303. The ratio of aggregate indebtedness to net capital was 170% at September 30, 2022.

Note 12 – Subsequent Events

The Company has evaluated events through December 19, 2022, the date which the financial statements were available to be issued and has determined that there were no events or transactions during such period which would require recognition or disclosure in the financial statements.